UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Ark Restaurants Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

040712101
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	36,870

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	36,870

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	36,870

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.03%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	59,378

8. Shared Voting Power	-0-

9. Sole Dispositive Power	59,378

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	59,378

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.65%

14. Type of Reporting Person	PN

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	14,534

8. Shared Voting Power	-0-

9. Sole Dispositive Power	14,534

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	14,534

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.40%

14. Type of Reporting Person	CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	21,727

8. Shared Voting Power	-0-

9. Sole Dispositive Power	21,727

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	21,727

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.60%

14. Type of Reporting Person	PN

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	8,222

8. Shared Voting Power	-0-

9. Sole Dispositive Power	8,222

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	8,222

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.23%

14. Type of Reporting Person	CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	21,573

8. Shared Voting Power	-0-

9. Sole Dispositive Power	21,573

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	21,573

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.6%

14. Type of Reporting Person	CO

CUSIP No.	040712101

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	14,486

8. Shared Voting Power	-0-

9. Sole Dispositive Power	14,486

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	14,486

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.40%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock (the “Common Stock”), of Ark Restaurants Corp. The address of the Issuer’s principal executive offices is 85 Fifth Avenue, New York, New York 10003.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Its general partner is Loeb Arbitrage Management LLC (“LAM”), a Delaware limited liability company. Loeb Arbitrage B Fund LP (“LAFB”), is a Delaware limited partnership. Its investment manager is LAM. The President and Chief Operating Officer of the general partner is Robert E. Enslein, Jr. The other officers of LAM include Thomas L. Kempner, Chairman of the Board; Gideon J. King, Chief Executive Officer; Michael S. Emanuel, Senior Vice President and Secretary; and David S. Hampson, Chief Financial Officer; Loeb Partners Corporation (“LPC”), is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President, Chief Executive Officer and a director. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”), are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.	Purpose of Transaction

LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB (“Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of November 10, 2008.

Shares of Common Stock
Loeb Arbitrage Fund	59,378
Loeb Partners Corporation**	36,870
Loeb Offshore Fund Ltd.	14,534
Loeb Marathon Fund LP	21,573
Loeb Marathon Offshore Fund, Ltd.	14,486
Loeb Arbitrage B Fund LP	21,727
Loeb Offshore B Fund Ltd.	8,222

Total	176,790

Shares of Common Stock constitute 4.92% of the 3,596,799 outstanding shares of Common Stock as reported by the issuer.

** Shares of Common Stock purchased for accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Common Stock have been made since our last filing:

Purchases and Sales (-) of Common Stock

	Date	Shares	Average Price
Loeb Partners Corp.	11/18/08	-1631	9.9996
	11/17/08	-61	10.65
	11/14/08	-842	10.7143
	11/13/08	-4749	10.4382
	11/11/08	-1101	12.2345
	11/07/08	-1042	12
	11/06/08	-622	12.0064
	11/05/08	-5188	12.2671
	11/04/08	-827	13
	11/03/08	-770	12.5445
	10/31/08	-4153	11.9947
	10/29/08	-438	12.2414
	10/28/08	-707	13.0319

	Date	Shares	Average Price
Loeb Arbitrage Fund	11/18/08	-2627	9.9996
	11/17/08	-101	10.65
	11/14/08	-1356	10.7143
	11/13/08	-1595	10.4382
	11/11/08	-370	12.2345
	11/07/08	-1679	12
	11/06/08	-1002	12.0064
	11/05/08	-8356	12.2671
	11/04/08	-1333	13
	11/03/08	-1239	12.5445
	10/31/08	-6688	11.9947
	10/29/08	-705	12.2414
	10/28/08	-1139	13.0319

	Date	Shares	Average Price
Loeb Offshore Fund, Ltd.	11/18/08	-643	9.9996
	11/17/08	-25	10.65
	11/14/08	-332	10.7143
	11/13/08	-390	10.4382
	11/11/08	-91	12.2345
	11/07/08	-411	12
	11/06/08	-245	12.0064
	11/05/08	-2046	12.2671
	11/04/08	-326	13
	11/03/08	-303	12.5445
	10/31/08	-1637	11.9947
	10/29/08	-173	12.2414
	10/28/08	-279	13.0319

	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	11/18/08	-961	9.9996
	11/17/08	-37	10.65
	11/14/08	-496	10.7143
	11/13/08	-584	10.4382
	11/11/08	-135	12.2345
	11/07/08	-615	12
	11/06/08	-366	12.0064
	11/05/08	-3058	12.2671
	11/04/08	-488	13
	11/03/08	-454	12.5445
	10/31/08	-2447	11.9947
	10/29/08	-258	12.2414
	10/28/08	-417	13.0319

	Date	Shares	Average Price
Loeb Offshore B Fund, Ltd.	11/18/08	-364	9.9996
	11/17/08	-14	10.65
	11/14/08	-188	10.7143
	11/13/08	-221	10.4382
	11/11/08	-51	12.2345
	11/07/08	-233	12
	11/06/08	-139	12.0064
	11/05/08	-1157	12.2671
	11/04/08	-185	13
	11/03/08	-172	12.5445
	10/31/08	-926	11.9947
	10/29/08	-98	12.2414
	10/28/08	-158	13.0319

	Date	Shares	Average Price
Loeb Marathon Fund LP	11/18/08	-954	9.9996
	11/17/08	-37	10.65
	11/14/08	-492	10.7143
	11/13/08	-579	10.4382
	11/11/08	-134	12.2345
	11/07/08	-610	12
	11/06/08	-364	12.0064
	11/05/08	-3036	12.2671
	11/04/08	-484	13
	11/03/08	-450	12.5445
	10/31/08	-2429	11.9947
	10/29/08	-256	12.2414

	10/28/08	-414	13.0319

	Date	Shares	Average Price
Loeb Marathon Offshore Fund, Ltd.	11/18/08	-641	9.9996
	11/17/08	-25	10.65
	11/14/08	-331	10.7143
	11/13/08	-389	10.4382
	11/11/08	-90	12.2345
	11/07/08	-410	12
	11/06/08	-244	12.0064
	11/05/08	-2039	12.2671
	11/04/08	-325	13
	11/03/08	-302	12.5445
	10/31/08	-1632	11.9947
	10/29/08	-172	12.2414
	10/28/08	-278	13.0319

_________________

** Shares of Common Stock purchased for the accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: November 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, LLC, G.P.

Date: November 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: November 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: November 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: November 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, LLC, G.P.

Date: November 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: November 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President